Exhibit 11 Statement Re Computation of Per Share Earnings

	Quarters Ended		Nine Months Ended
	September 30,		September 30,
	1999	1998	1999	1998

Basic and Diluted Earnings:

Net earnings applicable to common stock	$ 74,558	$79,105	$340,103	$210,923

Shares:

Weighted average number of common shares
outstanding	545,481	-	545,481	-

Effect of unallocated Employee Stock Ownership Plan
shares	(36,547)	-	(37,638)	-

Weighted average number of shares outstanding,
as adjusted	508,934	-	507,843	-

Basic and Diluted earnings per share	$ 0.15	$ -	$ 0.67	$ -